UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-38712

Pintec Technology Holdings Limited

(Exact name of registrant as specified in its charter)

9/F Heng An Building

No. 17, East 3rd Ring Road

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Wei Wei from Director Position

On January 26, 2022, Mr. Wei Wei resigned from his position as a member of the board of directors (“Board”) of Pintec Technology Holdings Limited (the “Company”). Mr. Wei’s resignation did not result from any disagreement with the Company.

Appointment of Tixin Li as A New Member of the Board of the Company

On January 28, 2022, Mr. Tixin Li was appointed as a new member of the Board of the Company to fill in the vacancy created by Mr. Wei’s resignation effective immediately.

Mr. Tixin Li, aged 48, has extensive experience in the finance sector. Mr. Li has served as the executive director for Yuanfeng (Shenzhen) Asset Management Company Limited since March 2017. From July 2014 to March 2017, Mr. Li served as a postdoctoral researcher for China Guangfa Bank. In addition, from July 2004 to November 2012, Mr. Li held several positions at the People’s Bank of China, Kunming central branch. Mr. Tixin Li received a Ph.D. degree in economics from Nanjing University in June 2012, and a Master’s degree in law from Yunnan University in July 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

Date: January 28, 2022	By:	/s/ Victor Huike Li
	Name:	Victor Huike Li
	Title:	Director and Chief Executive Officer

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